Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Osmonics, Inc.
Commission File No.: 01-12714

NEWS RELEASE
[GE LOGO]
[GE Power Systems Letterhead]

 GE POWER SYSTEMS TO ACQUIRE OSMONICS,

A LEADER IN WATER PURIFICATION AND FILTRATION

New Unit to Become Part of GE Water

ATLANTA, Ga. and MINNETONKA, Minn.—November 4, 2002—GE Power Systems, a division of General Electric Company (NYSE: GE) and Osmonics, Inc. (NYSE: OSM) today announced that they have signed an agreement to merge Osmonics into a wholly owned subsidiary of GE in a stock and cash transaction. Osmonics, headquartered in Minnetonka, Minn., is a leading manufacturer and worldwide marketer of high technology water purification and fluid filtration, separation and handling equipment.

        In the merger, Osmonics shareholders will receive the equivalent of $17.00 of GE common stock for each share of Osmonics. Shareholders may elect to receive $17.00 in cash per share instead of GE shares, subject to proration so that the total cash paid does not exceed 55 percent of the total merger consideration.

        The merger, which is subject to the approval of the holders of a majority of Osmonics' outstanding common shares, government approvals and other customary conditions, is expected to close in the first quarter of 2003. Following the completion of the acquisition, Osmonics will be integrated with GE Water, a unit of GE Power Systems.

        "The fit between GE Water and Osmonics will allow us to better serve the water needs of our global customers," said John Rice, President and CEO of GE Power Systems. "By combining Osmonics' excellent technology and engineering resources with the complementary capabilities of GE Water, we will create an even broader portfolio of products and services that we can offer for a wide range of energy and industrial applications worldwide. In addition, we are excited about the commercial synergies with GE Betz and GE Consumer Products."

        Osmonics, with worldwide employment exceeding 1,200, reported sales of $207 million in 2001. The company manufactures high-technology water purification and fluid filtration, fluid separation, and fluid handling equipment. It also makes replaceable components used in purification, filtration and separation equipment, and consists of three major businesses:

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  The Filtration and Separations Group supplies filtration and separation products for customers in the food and beverage, dairy, semiconductor, industrial and petrochemical businesses.

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  The Process Water Group offers standard and custom-designed reverse osmosis water purification systems and components for beverage, health care, industrial and municipal segments.

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  The Household Water Group provides point-of-use filtration and control valve products for the residential and commercial markets.

        "Osmonics has a solid product line with excellent opportunities for growth, but we needed the resources of a larger organization to take the company to the next level," said D. Dean Spatz,

Chairman and CEO, Osmonics. "Since I founded the company in 1969, we have led technological advancement within the fluid filtration and separation industry and expect to continue to do so under GE's leadership."

        Goldman, Sachs & Co. acted as exclusive financial adviser to Osmonics, Inc.

About GE Water

        GE Water, based in Guelph, Ontario, Canada, serves the $4 billion industrial water services market that includes power, semiconductors and electronics, petrochemical, oil and gas, pulp and paper, food and beverage, pharmaceutical and health care.

About GE Power Systems

        GE Power Systems (www.gepower.com) is one of the world's leading suppliers of power generation technology, energy services and management systems with 2001 revenues exceeding $20 billion. Based in Atlanta, Georgia, GE Power Systems provides equipment, services and management solutions across the power generation, oil and gas, distributed power and energy rental industries.

About Osmonics

        Osmonics is a leading manufacturer and worldwide marketer of high-technology water purification and fluid filtration, fluid separation, and fluid handling equipment, as well as replaceable components used in purification, filtration, and separation equipment. These products are used by a broad range of consumer, industrial, commercial, and institutional customers. Osmonics is traded on the New York Stock Exchange under the symbol OSM.

        This news release shall not constitute an offer of any securities for sale.    The proposed transaction will be submitted to Osmonics' shareholders for their consideration. GE and Osmonics will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders of Osmonics are urged to read the registration statement and the proxy statement/prospectus, and any other relevant documents filed with the SEC, when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about GE and Osmonics, at the SEC's Internet site (http://www.sec.gov).

Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to GE Power Systems, Attention Dennis Murphy, 4200 Wildwood Parkway, Atlanta, Georgia, 30339, 770/859-6948, or to Osmonics, Investor Relations, 5951 Clearwater Drive, Minnetonka, Minnesota, 55343-8995, or 952/933-2277.

GE, Osmonics and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Osmonics in connection with the merger. Information about the directors and executive officers of GE is set forth in the proxy statement on Schedule 14A for GE's 2002 annual meeting of shareholders, as filed with the SEC on March 8, 2002. Information about the directors and executive officers of Osmonics and their ownership of Osmonics common stock is set forth in the proxy statement on Schedule 14A for Osmonics' 2002 annual meeting of shareholders, as filed with the SEC on April 8, 2002.

Additional information regarding participants in the proxy solicitation may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

        This news release contains forward-looking statements. The following factors, among others, could cause the actual results of the acquisition to differ materially from GE's and Osmonics' expectations: the ability to timely and fully realize the expected cost savings and revenues; competition; changes in economic conditions. Neither GE nor Osmonics assumes any duty to update forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such statements are based on information available as of the date hereof, and are made only as of the date hereof. To the extent that such statements relate to the proposed merger referred to in this release, there is a risk, among others, that the merger might not be completed.

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For more information, contact:

Dennis Murphy GE Power Systems (770) 859-6948 dennis.murphy@ps.ge.com	Ken Darling or Howard Masto Masto Public Relations (518) 786-6488 kenneth.darling@ps.ge.com howard.masto@ps.ge.com
Keith Robinson Osmonics, Inc. (952) 933-2277 KRobinson@osmonics.com	Kathy Burnham Padilla Speer Beardsley (612) 455-1744 kburnham@psbpr.com